ITEM 77D/77Q1	(B) - POLICIES WITH RESPECT TO SECURITIES INVESTMENTS:

Columbia Funds Series Trust II

Columbia Government Money Market Fund (formerly known as Columbia Money Market Fund)

Effective October 1, 2016, the Fund made certain changes to its principal investment strategies and investment policies to allow it to qualify and operate as a government money market fund. Such revised principal investment strategies and policies are described in a supplement, dated March 28, 2016, to the Fund’s prospectus filed with the Securities and Exchange Commission on March 28, 2016 pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0001193125-16-518994), which is hereby incorporated by reference as part of the response to Items 77D and 77Q1 of Form N-SAR.